UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
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NeoStem, Inc.
(Exact name of registrant as specified in its charter)
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Delaware (State of other jurisdiction of incorporation)	22-2343568 (I.R.S. Employer Identification No.)

420 Lexington Avenue, Suite 350 New York, New York (Address of principal executive offices)	10170 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

NeoStem, Inc., a Delaware corporation (the “Company”), is filing this Form 8-A in connection with its listing of shares of its Common Stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on The NASDAQ Capital Market of The NASDAQ Stock Market LLC, commencing on August 5, 2013. The Company is voluntarily delisting the Common Stock from the NYSE MKT LLC as of the close of business on August 2, 2013. The Common Stock is traded under the symbol “NBS” on the NYSE MKT LLC, and has been approved for listing on The NASDAQ Capital Market of The NASDAQ Stock Market LLC under the symbol “NBS”.

The following summary description of the material features of the Company's capital stock is qualified in its entirety by reference to the applicable provisions of Delaware law and by the Company's amended and restated certificate of incorporation, as amended, and bylaws, the last two of which are on file with the Securities and Exchange Commission (the “SEC”).

Common Stock. Pursuant to the Company's amended and restated certificate of incorporation, as amended, the Company authorized to issue 500,000,000 shares of Common Stock, par value $0.001 per share. Holders of the Company's Common Stock are entitled to one vote per share in the election of directors and on all other matters on which the Company's stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. Subject to the terms of any outstanding series of preferred stock, the holders of the Common Stock are entitled to dividends in the amounts and at times as may be declared by the Company's Board of Directors out of funds legally available. Upon liquidation or dissolution, holders of the Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of the Company's preferred stock. Holders of Common Stock have no redemption, conversion or preemptive rights.

As of August 1, 2013, there were 20,011,555 shares of the Company's Common Stock issued and outstanding, exclusive of shares underlying existing convertible preferred stock, options and warrants.

Preferred Stock. The Company is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, with such designations, rights, and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control of the Company, all without further action by the stockholders.

As of August 1, 2013, there were 10,000 shares of the Company's Series B Convertible Redeemable Preferred Stock, $0.01 par value per share, issued and outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws. The Company's amended and restated certificate of incorporation, as amended, and bylaws contain some provisions that could make the Company's acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Special Meetings. The Company's bylaws provide that special meetings of the stockholders may, unless otherwise prescribed by law, be called by the Chairman of the Board (if any), the Board of Directors or the Chief Executive Officer and shall be held at such place, on such date and at such time as shall be fixed by the Board of Directors or the person calling the meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for the Company's Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire the Company. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Delaware Anti-Takeover Statute. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's outstanding voting securities. The Company expects the existence of this provision to have an anti-takeover effect with respect to transactions that the Company's Board of Directors does not approve in advance. The Company also anticipates that Section 203 may discourage attempted acquisitions that might result in a premium over the market price for the shares of the Company's Common Stock held by stockholders.

The provisions of Delaware law, the Company's amended and restated certificate of incorporation, as amended, and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company's management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Potential Effects of Authorized but Unissued Stock. The Company has shares of Common Stock and preferred stock available for future issuance without stockholder approval. The Company may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and preferred stock may enable the Company's Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company's management. In addition, the Board of Directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in the Company's amended and restated certificate of incorporation, as amended. The purpose of authorizing the Company's Board of Directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Company's outstanding voting stock.

Transfer Agent. The transfer agent and registrar for the Company's Common Stock is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York, 10004 and its telephone number is (212) 509-4000.

Item 2. Exhibits.

Pursuant to the Form 8-A Instructions as to Exhibits, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the Common Stock registered hereby is not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEOSTEM, INC.

By:	/s/ Catherine M. Vaczy
Name:	Catherine M. Vaczy, Esq.
Title:	Vice President and General Counsel

Dated: August 2, 2013